Sealion Capital, LLC

Report Pursuant to SEA Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2025

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69480

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Sealion Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1606 N New Jersey Street

(No. and Street)

Indianapolis   **IN**   **46202**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker   **(205) 721-0507**   **clark.tucker@oysterllc.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz, Sapper & Miller

(Name – if individual, state last, first, and middle name)

488 Madison Avenue, 18th Floor New York   **NY**   **10022**

(Address)   (City)   (State)   (Zip Code)

11/13/2006   **2804**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kirk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sealion Capital LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEALION CAPITAL, LLC
December 31, 2025

Table of Contents



Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

Report of Independent Registered Public Accounting Firm

To the Members of
Sealion Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sealion Capital, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sealion Capital, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sealion Capital, LLC's management. Our responsibility is to express an opinion on Sealion Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sealion Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have served as Sealion Capital, LLC auditor since 2018.

New York, New York
March 2, 2026

T 212.644.9000 | F 212.752.4335 | W ksmcpa.com

SEALION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	492,166
Accounts receivable	$	25,000
Investments at fair value		254,118
Prepaid expenses and other assets		35,861
TOTAL ASSETS	**$**	**807,145**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	32,740
TOTAL LIABILITIES		**32,740**

Members' equity		**774,405**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**807,145**

The accompanying notes are an integral part of these financial statements.

SEALION CAPITAL, LLC

December 31, 2025

Notes to Financial Statements

Note 1: General and Summary of Significant Accounting Policies

General

Sealion Capital, LLC (formerly known as RMK Maritime Capital, LLC) (the "Company"), was organized in the State of Delaware on January 21, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Effective August 18, 2025, the Company changed its legal name from RMK Maritime Capital, LLC to Sealion Capital, LLC. The name change was affected through an amendment to the Company's Certificate of Formation filed with the State of Delaware. The change was administrative only and did not impact the Company's ownership structure.

The Company is owned by its Principal, Michael Kirk.

The Company is engaged in business as a securities broker-dealer providing investment banking related services.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash deposits may be in excess of FDIC limits of $250,000.

Accounts Receivable

The Company's accounts receivable are uncollateralized customer obligations generally requiring payment within 30 days from the invoice date and which do not bear interest. Accounts receivable are recorded at invoiced amounts, net of an allowance for credit losses. The allowance is determined using historical loss information by aging category adjusted for current economic conditions and reasonable and supportable forecasts. Accounts receivable are charged off against the allowance when management believes there is no possibility of recovery. The Company has determined that there is no allowance for credit losses to be recorded as of December 31, 2025.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the

accounts and any gains or losses arising from such transactions are recognized.

Office Service Agreement
In March 2024, the Company entered into an office service agreement for short-term office space. Operating cost, and cash payments, under the office service agreement for the year ended December 31, 2025, totaled $10,727 and is recorded as rent expense.

Income Taxes
The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. Management believes that it is no longer subject to income tax examinations for years prior to 2022.

Investment
The investment held in common stock is carried at fair value, with the unrealized gains and losses recognized in other income (expense).

All investment transactions are recorded on a trade date basis. Realized gains or losses and disposition of investment represents the difference in original cost basis determined on a specific identification method and proceeds received from the sale. Dividend income is recorded on the ex-date.

Subsequent Events
Subsequent events were evaluated by management through March 2, 2026, the date the financial statements were available to be issued.

Note 2: Property and Equipment
Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows.

			Useful Life
Leasehold improvements	$	73,640	5
Furniture and fixtures		15,689	3
		89,329	
Less: accumulated depreciation		(89,329)	
Property and equipment, net	$	0	

Depreciation expense for the year ended December 31, 2025, was $0.

SEALION CAPITAL, LLC
December 31, 2025

Note 3: Fair Value Measurements

The Company has categorized its assets and liabilities that are measured at fair value into a three-level fair value hierarchy. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted process in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of fair market value hierarchy are described as follows:
Level 1 – Inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be substantially the full term of the assets or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. In situations where there is little or no market activity for the assets or liability, the Company makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

The Company's investment in common stock is valued at the closing price reported in the active market in which the individual security is traded. As such the Company's common stock is valued using Level 1 inputs.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $675,426 which was $670,426 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($32,740) to net capital was .049 to 1, which is less than the 15 to 1 maximum allowed.

Note 5: Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of services, including investment banking and business consulting. The Company has identified its President/CEO as the chief operating decision maker ("CODM"), who uses net income

to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 54 percent of its total revenues from a single external customer in 2025.

Note 6: Legal Settlement

On October 23, 2025, the High Court of Justice, Business and Property Courts of England and Wales, Commercial Court, dismissed in full the claims brought by Sealion Capital, LLC (formerly RMK Maritime Capital, LLC) and Aura Terra, Ltd. (formerly RMK Maritime (Europe) LTD) against a customer seeking additional compensation for its services.

On January 12, 2026, a sealed Consent Order was issued requiring the Company to pay $1,101,470 in full and final settlement of the defendant's costs. The Order states that all consequential matters between the parties have been resolved and that no further hearings will be held. In addition, to the cost mandated in the Consent Order, additional legal expenses were incurred, $957,258 in pursuit of the litigation. In the aggregate, legal cost totaled $2,058,728 was agreed to be shared with Aura Terra, Ltd. Based on the cost sharing arrangement, the Company recorded its share of the legal expenses in the amount of $1,083,473. Based on management's review of the Order and related representations, no appeals are pending, no additional cost assessments are outstanding, and no further court proceedings amongst the parties has resulted or is expected. The Company has confirmed that no side agreements or indemnification arrangements exist related to this matter.

The Company's Principal, Michael Kirk, paid associated legal fees of $970,500 related to the Consent Order which were treated as a non-cash capital contribution of the Company.